Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

The following slides were included in Xerox's third-quarter 2009 earnings presentation made on October 22, 2009.

2
This presentation contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words
“anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to the unprecedented volatility in the global economy; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services;  the risk that the future business operations of Affiliated Computer Services, Inc. (“ACS”) will not be successful; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met; the risk that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; and other factors that are set forth in the “Risk Factors”
section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”
section and other sections of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and June 30, 2009 and our 2008
Annual Report on Form 10-K filed with the Securities and Exchange Commission.  The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the Securities and
Exchange Commission's (SEC) Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the
SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.  Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox's proxy statement for its most recent annual meeting and ACS's proxy statement for its most recent annual meeting, both as filed with the SEC.
Forward-Looking Statements

3 ACS Acquisition Update Discussion points: • Why we’re taking action now • How we planned for this transformative deal • Revenue and profit synergies • Strategic and financial profile

4 4
A Strategic and Compelling Transaction
The acquisition of ACS is designed to deliver increased and
sustainable shareholder and customer value
Builds on Xerox’s strong financial base and drives value
creation
•
Provides immediate scale and leadership in BPO
•
Increases already strong free cash flow
•
Strengthens annuity based business model
•
Leverages brand strength, global reach and technology
expertise
•
Expands market opportunity
•
Enhances our growth prospects
Growth catalyst that secures Xerox a strong, competitive
future

5 5
A Global, Diversified Leader
Acquisition leverages the strengths of two best-in-class companies to create a new class of solutions provider
•
$22 billion in revenue
–
$17 billion of recurring revenue
•
Greatly expanded service capabilities
–
$10 billion revenues from services
–
Nearly 50% of total revenue
•
Strong free cash flow will exceed $2 billion a year or 8%+ of annual revenue
•
Double digit operating margins
•
Expands Xerox’s addressable market four times to over $500 billion, with an annual 5% growth rate
“Xerox will now have a critical mass of services, accounts, and sales to be a major player in the lucrative BPO market. The company has also fundamentally repositioned itself in the office document technology and services industry.”
InfoTrends, October 8, 2009

6
Emerging Market Dynamics
Customers are seeking service providers that offer a full range of solutions
•
Large enterprises demand global capabilities and global account management
•
Lines are blurring between the document infrastructure and business processes
Industry is already consolidating
•
Traditional competitors are focusing more on services
•
Services competitors are leveraging scale
Mature market has made growth challenging in our traditional business
Future growth opportunity is driven more by services than core technology business
"With ACS, Xerox becomes a formidable player in the business process segment of outsourcing services.  The combination establishes a very strong player in transactional or operational BPO.
Xerox is propelled into the big leagues with a robust network of offshore facilities, which should strengthen its services value proposition measurably.”
Everest Research Institute, September 28, 2009

7
Why Business Processing Outsourcing
BPO largely driven by document-driven work.
Value is in:
•
Automating labor intensive tasks through technology
•
More efficient manual work processes
•
A combination of both
Many industries still very dependent on documents
•
Health care, insurance, financial services, etc.
Largely annuity-based business
•
Long-term contracts provide recurring revenue
Strong, sustainable relevance and value proposition
•
BPO is always about improving productivity, reducing costs
Serves diverse markets, across verticals

8 8
Taking Action Now
Xerox is the industry leader in key growth markets of our existing business
ACS is a best-in-class BPO enterprise
•
Diversified offerings with market leadership
•
Delivering strong profitable growth: 6 percent growth in fiscal 2009
–
New business signings of $1 billion in annual recurring revenue
•
92% of revenue is U.S based; need to scale globally
•
Solid services expertise; need innovation to differentiate offerings
Scaling services differentiates Xerox in marketplace; adds value to our technology
Regardless of the strength of our existing business, without a company like ACS, we will miss the opportunity to exploit the growth potential in this market as a leading provider of integrated solutions.
"Our
net assessment is this is another bold and visionary move by Xerox that holds much promise for the expanded company and its combined customers. Xerox's much larger size brings great resources for leverage in back-office management, global expansion and R&D.“
IDC, September 28, 2009

9 9
The Planning Process
Began evaluating acquisition targets several years ago
ACS was considered from the outset
Initial focus was on small “bolt-on” acquisitions in vertical markets
Rigorous review and analysis led us to believe the timing was right to pursue ACS
•
Best option to enhance the key pillars of Xerox’s business
•
Prioritized objectives to include:
–
Expanding market and growth opportunities
–
Strong financial profile
–
Experienced management team to lead effective execution

10 10
Complementary portfolio of offerings; compelling tangible, achievable synergies
•
Strong revenue growth potential
–
Scale ACS internationally through Xerox brand and global account relationships
–
Account-by-account analysis of meaningful new business potential
–
Conservative assumptions on deal opportunities and closure rates
•
Cost synergies provide a solid financial return
–
Line-by-line review to identify specific cost reductions
–
Focus on corporate governance, services delivery, and infrastructure
•
Significant combined cash flow with additional cash benefits over first three years
Tangible and Achievable Synergies
“Xerox has had BPO aspirations for years…With this deal, ACS will bring savvy BPO marketing, packaging, pricing, deal pursuit and execution to the table, while Xerox's brand and global client reach should bring strength in the Asia/Pacific region and Europe, where ACS has not established inroads.”
Gartner Research, October 1, 2009

11 11
Annual Revenue Annual Pre-tax Profit
Teams Synergies
Year 1 Year 3 Year 5 Year 1 Year 3 Year 5
Services
Sales
Leverage Xerox brand & combined
relationships for N. America growth
-- 250 530 -- 15 60
Leverage Xerox global presence for ACS
expansion
-- 115 300 -- 5 35
Leverage cash flow for continued BPO
expansion
-- 325 930 -- 40 115
Innovation
Use Xerox technology to automate &
differentiate
-- 75 150 5 30 40
Corporate
Governance
Consolidate public co. & governance
structures
-- -- -- 55 55 55
Delivery &
Infrastructure
Reduce labor & shared BPO platform costs -- -- -- 25 195 205
Leverage Xerox hardware & ACS services
internally
-- -- -- 15 60 90
Total Base Case
-- 750+ 1,900 100 375+ 575+
Total Base Case + Upside -- 1,200 2,900 150 500+ 800+
Revenue Synergies Cost & Expense Synergies
•
$250M+ in additional cash benefits over first 3 years
•
Breakout opportunities not included in Xerox’s synergy cases
Note:  Synergy savings exclude restructuring investments
Estimated Annual Synergies
Estimates assume a  12/31/09 close of the ACS transaction

12
ACS + Xerox:  Strong financial profile
1.4
3.7
$2.8
$3.9
$6.6
$10.5
2009
2.0 2.3 2.7 Total Debt / EBITDA
$4.0
$3.5 $3.2 EBITDA
0.8
$5.5 $5.9 $6.2 Finance Debt
0.6
$2.4
$7.9
2012
$2.1 Core Debt $2.5
$8.7
2010
0.6 Core Debt / EBITDA
$8.0 Total Debt
(in billions) 2011
9%
11%
10 – 15%
10 – 12%
6 – 8%
Cash Flow from Ops /
Revenue
EPS Growth
Free Cash Flow / Revenue
Operating Margin
Revenue Growth
Capitalization
$(0.3) $(0.3) $(0.3) Dividend Payments
$2.0 $1.0 - Available Cash
$(0.1) $(0.8) $(1.8) Debt Payments
$(0.7) $(0.7) $(0.6) CAPEX
$3.1 $2.8 $2.6 Cash from Operations
2012 2011 2010 (in billions)
Cash Flow
Steady State Business Model
$0.90 - $1.00 $0.75 - $0.85 $0.55 - $0.65 GAAP EPS
$0.75 - $0.85 $1.10 - $1.20
12%
$25B
2012
$24B $22B Revenue
10%
2010
$0.95 - $1.05 Adj. EPS
11%
Operating
Margin
2011
Income Statement
Adjustments include estimates for amortization of intangibles, restructuring and asset impairment costs and acquisition related costs
Above assumes a $1B cash balance in all periods
Estimates assume a 12/31/09 close of the ACS transaction

13 13
A Compelling Value Proposition
Combines the strengths of best-in-class companies, creates a new class of solutions provider
Provides customers with a broader suite of business solutions
Strengthens emphasis on cash generation and recurring revenue
Accelerates services-led strategy to provide greater scope, scale, and relevance as a global BPO competitor
Unites highly complementary organizations
•
Dedicated teams from each company are meeting and setting concrete priorities
•
Plans in place to realize specific synergies identified during due diligence process
Delivers increased and sustainable shareholder and customer value
“The acquisition will deepen Xerox’s channels for managed print services (MPS), infuse R&D and innovation into ACS customers, and provide more standard offerings for ACS’s business process outsourcing (BPO) offerings.”
Forrester Research, October 5, 2009